Exhibit 12
Statement of Ratios
Preferred Apartment Communities, Inc.
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Year ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Net income (loss)	$(9,843,414)	$(2,425,989)	$2,127,203	$(4,205,492)	$(146,630)
Add:
Fixed charges	44,284,144	21,315,731	10,188,187	5,780,526	2,504,679
Less: Net (income) loss attributable to
non-controlling interests	310,291	25,321	(33,714)	222,404	—
Total earnings	$34,751,021	$18,915,063	$12,281,676	$1,797,438	$2,358,049

Fixed charges:
Interest expense	$40,688,714	$19,841,455	$9,183,128	$4,921,797	$2,310,667

Amortization of deferred loan costs
related to mortgage indebtedness	3,595,429	1,474,276	1,005,059	858,729	194,012
Total fixed charges	44,284,143	21,315,731	10,188,187	5,780,526	2,504,679

Preferred dividends	41,080,645	18,751,934	7,382,320	3,963,146	450,806
Total Combined fixed charges and
preferred dividends	$85,364,788	$40,067,665	$17,570,507	$9,743,672	$2,955,485

Ratio of Earnings to Combined fixed
charges and preferred dividends	0.41	0.47	0.7	0.18	0.80

(A) The computation of our ratios of earnings to combined fixed charges and preferred stock dividends indicates that earnings were inadequate to cover combined fixed charges and preferred stock dividends by approximately $50.6 million, $21.2 million, $5.3 million, $7.9 million, and $597,000 for the twelve months ended December 31, 2016, 2015, 2014, 2013 and 2012, respectively. Our net loss to common stockholders for the year ended December 31, 2013 includes the effect of a one-time deemed non-cash dividend of approximately $7.0 million related to a beneficial conversion feature within our Series B Preferred Stock, all of which was converted to Common Stock on May 16, 2013. Combined fixed charges and preferred dividends for the twelve months ended December 31, 2013 do not reflect the deemed non-cash dividend.